UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 25, 2026

For the transition period from      to

Commission file number: 001-43484

GOWell Energy Technology

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 Bulim Lane 2 #04-51/54 Singapore 648110 Telephone: (713) 909-2555	Kevin Colby General Counsel 1 Bulim Lane 2 #04-51/54 Singapore 648110 Telephone: (713) 909-2555
(Address of principal executive offices)	(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	GOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the shell company report:

As of September 25, 2026, the issuer had 38,602,261 Ordinary Shares and 8,056,176 Preferred Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

Explanatory Note

On September 25, 2026 (the “Closing Date”), GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of October 13, 2025 (as amended on December 22, 2025, July 13, 2026 and August 31, 2026, the “Business Combination Agreement”), by and among PubCo, Inflection Point Acquisition Corp. V, a Cayman Islands exempted company (formerly known as Maywood Acquisition Corp., “Inflection Point” or “SPAC”), GOWell Technology Limited, a Cayman Islands exempted company (“GOWell” or the “Company”), and IPCV Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”). Unless otherwise stated or the context otherwise requires, capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement.

As of the Closing Date, the following transactions listed below occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Transactions”).

Conversion of Securities

Prior to the First Merger Effective Time:

(i)	each SPAC Unit issued and outstanding at such time was automatically detached into one SPAC Class A Share and one SPAC Right;

(ii)	each SPAC Class B Share issued and outstanding at such time was automatically converted into one SPAC Class A Share; and

(iii)	each SPAC Right issued and outstanding at such time was automatically converted into one-fifth of one SPAC Class A Share (provided, that if a holder of SPAC Rights was entitled to receive a fraction of a SPAC Class A Share upon the Rights Conversion, the number of SPAC Class A Shares issued to such holder upon the Rights Conversion was rounded down to the nearest whole number of SPAC Class A Shares without cash settlement for such rounded fraction).

At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party or the holders of securities of SPAC or PubCo:

(iv)	each SPAC Class A Share (including the SPAC Class A Shares issued upon the Unit Separation, SPAC Class B Conversion, and upon exchange of the SPAC Rights, but not including any treasury shares, dissenting shares and Public Shares validly submitted for redemption and not withdrawn), which was issued and outstanding immediately prior to the First Merger Effective Time, was converted into the right to receive one PubCo Ordinary Share; and

(v)	each PubCo Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time all of which was standing in the name of the PubCo Sole Shareholder in the register of members of PubCo was irrevocably surrendered by the PubCo Sole Shareholder to PubCo for cancellation and for consideration equal to the subscription price (if any) that the PubCo Sole Shareholder paid for such PubCo Ordinary Share.

The First Merger became effective at 5:00 p.m. Eastern Time on September 24, 2026, and the Second Merger became effective at 12:00 p.m. Eastern Time on September 25, 2026. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holders of securities of GOWell or PubCo:

(vi)	each Company Ordinary Share issued and outstanding immediately prior to the Second Merger Effective Time was converted into the right to receive a number of PubCo Ordinary Shares equal to (i) that number of PubCo Ordinary Shares determined by dividing (x) $300,000,000 by (the “Initial Merger Consideration”) (y) the Redemption Price (the quotient obtained from dividing (x) by (y), the “Company Consideration Shares”); divided by (ii) the total number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time (the quotient obtained from dividing (i) and (ii), the “Exchange Ratio”). The Redemption Price was $10.50 (representing the lesser of (a) $10.50 and (b) the per share amount held in the SPAC’s trust account as of two Business Days prior to the completion of the Business Combination). Accordingly, the number of Company Consideration Shares is 28,571,430 PubCo Ordinary Shares;

(vii)	each Company Preferred Share issued and outstanding immediately prior to the Second Merger Effective Time was converted into the right to receive a number of PubCo Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Company Preferred Share divided by (ii) the Redemption Price;

(viii)	each Company Warrant issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Signing PIPE Subscription Agreement or Closing PIPE Subscription Agreement, was converted into the right to receive a PubCo Warrant exercisable for a number of PubCo Ordinary Shares equal to the product of (A) the quotient of (x) the aggregate Stated Value (as such term is defined in the Company Articles) attributable to the applicable PIPE Investor’s Company Preferred Shares immediately prior to the Second Merger, divided by (y) the Conversion Price (as such term is defined in the Company Articles) applicable to such Company Preferred Share, multiplied by (B) 0.5;

(ix)	each Company Restricted Share outstanding and unvested immediately prior to the Second Merger Effective Time was automatically assumed and converted into one PubCo Restricted Share on the same terms and conditions as are in effect with respect to each such award of Company Restricted Shares immediately prior to the Second Merger Effective Time; and

(x)	each Merger Sub Share issued and outstanding immediately prior to the Second Merger Effective Time was converted into and become one validly issued, fully paid and non-assessable ordinary share of the Second Surviving Company.

Pursuant to the Business Combination Agreement, the aggregate consideration paid in, or in connection with, the Merger in respect of the outstanding equity securities of GOWell (excluding the Company Preferred Shares and the Company Warrants) consisted of the Initial Merger Consideration, with up to an additional 20,000,000 Earnout Shares issuable following the Closing upon the achievement of certain EBITDA targets. The Earn-out Shares are subject to certain customary adjustments as described in the Business Combination Agreement. The Exchange Ratio equaled the quotient of the Company Consideration Shares divided by the total number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time.

Earnout Shares

Following the Closing, PubCo will issue to the GOWell Shareholder and the New Sponsor, or their successors and assigns, their allocable portion of up to an aggregate of 20,000,000 additional PubCo Ordinary Shares, subject to equitable adjustment (the “Earnout Shares”), of which the New Sponsor’s allocable portion will not exceed 6.25% of the aggregate Earnout Shares, in three tranches respectively, if PubCo and its subsidiaries achieve the following EBITDA targets, on a consolidated basis, for the fiscal year then ended, as reported by PubCo in its annual report filed with the Securities and Exchange Commission (the “SEC”):

●	2026 EBITDA (x) equal to or greater than 80% of $35,000,000 (the “2026 EBITDA Target”) but less than 90% of the 2026 EBITDA Target, a one-time issuance of 2,890,000 Earnout Shares, (y) equal to or greater than 90% of the 2026 EBITDA Target but less than 100% of the 2026 EBITDA Target, a one-time issuance of 3,330,000 Earnout Shares, or (z) equal to or greater than 100% of the 2026 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares;

●	2027 EBITDA (x) equal to or greater than 80% of $50,000,000 (the “2027 EBITDA Target”) but less than 90% of the 2027 EBITDA Target, a one-time issuance of 4,330,000 Earnout Shares, (y) equal to or greater than 90% of the 2027 EBITDA Target but less than 100% of the 2027 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares, or (z) equal to or greater than 100% of the 2027 EBITDA Target, a one-time issuance of 7,500,000 Earnout Shares; and

●	2028 EBITDA (x) equal to or greater than 80% of $70,000,000 (the “2028 EBITDA Target”) but less than 90% of the 2028 EBITDA Target, a one-time issuance of 4,330,000 Earnout Shares, (y) equal to or greater than 90% of the 2028 EBITDA Target but less than 100% of the 2028 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares, or (z) equal to or greater than 100% of the 2028 EBITDA Target, a one-time issuance of 7,500,000 Earnout Shares.

PubCo Restricted Shares

Additionally, prior to the Second Merger Effective Time, GOWell issued an aggregate of 4,481,250 Company Restricted Shares to certain of the officers and directors of SPAC as consideration for services rendered and to be rendered to PubCo. Such shares were allocated as follows: 3,315,938 shares to Michael Blitzer, the Chairman and Chief Executive Officer of SPAC, 1,105,312 shares to Kevin Shannon, Chief Operating Officer of SPAC, and 20,000 shares to each of William Denkin, Steven Tannenbaum and Carolyn Trabuco, independent directors of SPAC. As noted above, at the Second Merger Effective Time, each outstanding Company Restricted Share was automatically assumed and converted into one PubCo Restricted Share.

The PubCo Restricted Shares issued to Michael Blitzer will vest on January 3, 2027, the PubCo Restricted Shares issued to Kevin Shannon will vest 150 days following the Closing of the Business Combination, and the PubCo Restricted Shares issued to William Denkin, Steven Tannenbaum and Carolyn Trabuco will vest 90 days following the Closing of the Business Combination, in each case subject to continued service, and will not be subject to further lock-up.

Signing PIPE Subscription Agreement and Closing PIPE Subscription Agreement

In connection with entering into the Business Combination Agreement, on October 13, 2025, GOWell entered into (i) the Signing PIPE Subscription Agreement with New Sponsor, pursuant to which New Sponsor agreed to purchase approximately $20 million of Company Preferred Shares and Company Warrants, which transactions were consummated concurrently with the execution of the Business Combination Agreement, and (ii) the Closing PIPE Subscription Agreement with Alyeska Master Fund, L.P., the Closing PIPE Investor, pursuant to which the investor agreed to purchase approximately $50 million of Company Preferred Shares and Company Warrants, which transactions were consummated immediately prior to the Second Merger Effective Time. As previously described, pursuant to the Business Combination Agreement, the Company Preferred Shares and the Company Warrants converted into PubCo Preferred Shares and PubCo Warrants respectively. Each of the Company Preferred Shares (prior to the Closing) and the PubCo Preferred Shares (following the Closing) will accrue dividends daily at the rate of 10% per annum of the Accrued Value (as defined in the PubCo A&R Articles) (if paid in kind), or 8% per annum of the Accrued Value (if paid in cash). Such dividends will compound semi-annually.

SPAC Lock-Up Agreement

In connection with the Closing, the Sponsors, Representatives and Insiders will not be required to enter into any post-closing lock-up agreement with respect to the PubCo Ordinary Shares held by them as of the Closing.

Company Shareholder Lock-Up Agreement

In addition, in connection with the closing, PubCo entered into the Company Shareholder Lock-Up Agreement with the GOWell Shareholder providing that the GOWell Shareholder, as the sole shareholder of the Company Ordinary Shares, will not, subject to certain customary exceptions, transfer any PubCo Ordinary Shares received by the GOWell Shareholder pursuant to the Business Combination Agreement (together with any GOWell Lock-Up Securities) during the period commencing from the date of Closing until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, capital share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares of common stock for cash, securities or other property.

New Registration Rights Agreement

At the Closing, PubCo, the GOWell Shareholder, the Sponsors, Representatives, SPAC, the PIPE Investors, and the other parties signatory thereto entered into the New Registration Rights Agreement, pursuant to which PubCo agreed to, from time to time, register for resale the Registrable Securities. Pursuant to the New Registration Rights Agreement, among other things, PubCo agreed to file Shelf Registration Statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing. Additionally, (x) Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities, (y) the New Sponsor and (z) affiliates of the New Sponsor may make written demands for registration under the Securities Act of all or part of their Registrable Securities, provided that the Registrable Securities are no longer subject to lock-up and at least 12 months have passed since the filing of the Form 10 information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The New Registration Rights Agreement will terminate upon the earlier of the tenth (10th) anniversary of the date of the New Registration Rights Agreement, the date as of which no Registrable Securities remain outstanding, and with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities.

PubCo was a shell company immediately before the Second Merger. This Report contains the information that would be required in a registration statement on Form 20-F and is intended to constitute “Form 10 information” for purposes of Rule 144(i) under the Securities Act. Under Rule 144(i), Rule 144 will not be available for the resale of securities issued by PubCo while it was a shell company until at least one year after the filing of this Report, and then only if PubCo has filed all reports required under Section 13 or 15(d) of the Exchange Act during the preceding 12 months (other than Form 8-K reports). The Proxy Statement/Prospectus describes these restrictions under “Shares Eligible for Future Sale—Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.”

The PubCo Ordinary Shares are trading on the Nasdaq Global Market tier of Nasdaq under the symbol “GOW.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “PubCo” refer to GOWell Energy Technology, a Cayman Islands exempted company, and its consolidated subsidiaries.

Information incorporated by reference into this Report from the Proxy Statement/Prospectus speaks as of the date of the Proxy Statement/Prospectus and, in many places, describes the Business Combination as a future event. To the extent any statement in this Report modifies or supersedes a statement in the Proxy Statement/Prospectus, the statement in this Report controls. In the sections of the Proxy Statement/Prospectus that are incorporated by reference, references to “we,” “us,” “our,” the “Company” or “GOWell” have the meanings given in the Proxy Statement/Prospectus.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference into this Report include or may include “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on the beliefs and assumptions of the management of PubCo. Although PubCo believes that its respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, PubCo cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report and the information incorporated by reference herein and therein might not occur, and actual results could differ materially from those anticipated in these forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, and in the information and documents incorporated by reference herein, important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	failure of PubCo to realize the anticipated benefits of the transactions contemplated by the Business Combination Agreement;

●	the ability of PubCo to execute its growth strategy and expansion efforts, manage growth profitably and retain its key employees;

●	the risk that the Business Combination disrupts PubCo’s plans and operations as a result of the consummation of the Business Combination;

●	the risks related to the rollout of PubCo’s business and the timing of expected business milestones;

●	risks related to the ability of PubCo’s executive officers and directors to effectively manage the growth of PubCo;

●	the effects of competition on PubCo’s business;

●	the cyclical nature of the oil and gas industry, volatility in oil and gas prices and the effect of both on customer spending;

●	risks relating to PubCo’s international operations, including trade tensions and changes in tariffs, sanctions or export controls;

●	PubCo’s reliance on a related party manufacturing facility in Xi’an, China, and the planned transition of that manufacturing to PubCo-owned facilities;

●	costs related to the Business Combination and as a result of becoming a public company;

●	the ability of PubCo to maintain the listing of the PubCo Ordinary Shares on Nasdaq;

●	risks associated with the market price of PubCo Ordinary Shares, which may be volatile or may decline regardless of PubCo’s operating performance;

●	the ability of PubCo to raise additional financing or capital in the future on terms acceptable to it, or at all;

●	changes in applicable laws or regulations affecting PubCo’s business;

●	general economic, political and business conditions;

●	the outcome of any legal proceedings that may be instituted against PubCo; and

●	other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus dated August 11, 2026 and filed with the SEC on the same date pursuant to Rule 424(b)(3) (the “Proxy Statement/Prospectus”), part of PubCo’s Registration Statement on Form F-4, as amended and supplemented (File No. 333-294547) (the “Form F-4”), as well as in Item 3.D “Risk Factors” of this Report, which sections are incorporated herein by reference.

The forward-looking statements contained or incorporated by reference in this Report are based on PubCo’s current expectations and beliefs concerning future developments and their potential effects on its direct and indirect subsidiaries. There can be no assurance that future developments affecting PubCo will be those that PubCo has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond PubCo’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the Proxy Statement/Prospectus under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. As a result, any inclusion of the estimates or other forecast information in the Proxy Statement/Prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers of this Report are cautioned not to place undue reliance on the unaudited prospective financial information set forth in the Proxy Statement/Prospectus. Neither PubCo nor any of its respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates or that financial and operating results will be achieved.

DEFINED TERMS

“2026 EBITDA Target” means $35,000,000.

“2027 EBITDA Target” means $50,000,000.

“2028 EBITDA Target” means $70,000,000.

“Accrued Value” means (x) the aggregate amount, including any nominal value and any premium, paid or deemed to be paid to GOWell by or on behalf of the applicable Company Preferred Shareholder in connection with the issuance of such Company Preferred Share, and (y) any unpaid arrears of dividends or other amounts payable (including PIK dividends) in respect of such Company Preferred Share.

“Business Combination Agreement” means the Business Combination Agreement, dated October 13, 2025, by and among SPAC, GOWell, PubCo and Merger Sub, as amended on December 22, 2025, July 13, 2026 and August 31, 2026, and as it may be further amended, restated, supplemented or otherwise modified from time to time.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“Closing” means the closing of the Transactions.

“Closing PIPE Investor” means the investor named in the Closing PIPE Subscription Agreement.

“Closing PIPE Subscription Agreement” means the subscription agreement, dated October 13, 2025, by and between GOWell and the Closing PIPE Investor.

“Company Articles” means the Company’s second amended and restated memorandum and articles of association in effect immediately prior to the Second Merger.

“Company Consideration Shares” means the quotient obtained from dividing the Initial Merger Consideration by the Redemption Price (subject to a cap of $10.50 per share).

“Company Ordinary Share” means an ordinary share, par value $0.0001 per share, of GOWell.

“Company Preferred Share” means each Series A redeemable preference share, par value $0.0001 per share, of GOWell.

“Company Preferred Shareholder” means a holder of Company Preferred Shares.

“Company Restricted Share” means each Company Ordinary Share subject to vesting, forfeiture or other restrictions.

“Company Shareholder Lock-Up Agreement” means the lock-up agreement entered into by and between PubCo and the GOWell Shareholder at Closing.

“Company Subject Securities” means the Company Ordinary Shares held by the GOWell Shareholder (together with any other equity securities thereafter acquired by the GOWell Shareholder).

“Company Support Agreement” means the support agreement, dated October 13, 2025, by and among the GOWell Shareholder, SPAC, GOWell and PubCo.

“Company Warrant” means each warrant to purchase Company Ordinary Shares.

“Earnout Shares” means the aggregate of 20,000,000 additional PubCo Ordinary Shares which may be issued to the GOWell Shareholder and the New Sponsor, or their successors or assigns, subject to equitable adjustment.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the quotient obtained by dividing the Company Consideration Shares by the total number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time.

“First Merger” means the merger of SPAC with and into PubCo, as a result of which the separate corporate existence of SPAC ceased and PubCo continued as the surviving company.

“First Merger Effective Time” means the effective time of the First Merger.

“GOWell” means GOWell Technology Limited, a Cayman Islands exempted company.

“GOWell Shareholder” means Hegro Well PTE. Ltd, a private company organized and existing under the Laws of Singapore and a wholly owned subsidiary of Xi’an Gewei Petroleum Equipment Co., Ltd., which is controlled by Mr. Xi Zhang.

“GOWell Lock-Up Period” means the period commencing on the Closing Date and ending on the earlier of (i) the date that is six (6) months after the Closing Date and (ii) the date following the Closing on which PubCo consummates a liquidation, merger, capital share exchange, reorganization or other similar transaction in which all shareholders have the right to exchange their shares for cash, securities or other property.

“Holder” means the GOWell Shareholder, Sponsors, Representatives, the PIPE Investors and other parties signatory to the New Registration Rights Agreement.

“Indemnification Agreement” means the indemnification agreement, dated September 9, 2025, by and between the SPAC and the New Sponsor.

“Initial Merger Consideration” means $300,000,000.

“Insiders” means shareholders of SPAC who are members of the SPAC Board and/or management team.

“IPO” means the initial public offering of SPAC, which was consummated on February 14, 2025.

“Mergers” means, collectively, the First Merger and Second Merger.

“Merger Sub” means IPCV Merger Sub Limited, a Cayman Islands exempted company and direct wholly-owned subsidiary of SPAC.

“Merger Sub Share” means an ordinary share, par value $1.00 per share, of Merger Sub.

“New Registration Rights Agreement” means the Registration Rights Agreement entered into by and among PubCo, the GOWell Shareholder, the Sponsors, Representatives, SPAC, the PIPE Investors, and other parties signatory thereto, at Closing.

“New Sponsor” means Inflection Point Fund I LP.

“PIPE Investments” means the investments made pursuant to the Signing PIPE Subscription Agreement and Closing PIPE Subscription Agreement.

“PIPE Investors” means, collectively, the Closing PIPE Investor and the New Sponsor.

“Prior Sponsor” means Maywood Sponsor, LLC, a Delaware limited liability company.

“Private Placement Units” means the 125,000 and 140,625 SPAC Units purchased by the Sponsor and Representatives, respectively, at $10.00 per unit in a private placement that occurred simultaneously with the closing of the IPO.

“PubCo” means GOWell Energy Technology, a Cayman Islands exempted company.

“PubCo A&R Articles” means the amended and restated memorandum and articles of association of PubCo adopted in connection with the consummation of the Business Combination.

“PubCo Ordinary Share” means an ordinary share of a par value of $0.0001 per share of PubCo.

“PubCo Preferred Share” means a series A redeemable preference share of a par value of $0.0001 per share of PubCo.

“PubCo Restricted Share” means a PubCo Ordinary Share subject to vesting, forfeiture or other restrictions.

“PubCo Warrant” means a warrant exercisable for PubCo Ordinary Shares at an initial exercise price of $12.00 per share.

“PubCo Sole Shareholder” means the sole shareholder of PubCo in the register of members of PubCo prior to the Closing.

“Public Rights” means the 8,625,000 SPAC Rights offered as part of the SPAC Units in the IPO.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the 8,625,000 SPAC Class A Shares offered as part of the SPAC Units in the IPO.

“Redemptions” means the redemption of SPAC Class A Shares issued as part of the SPAC Units issued in the IPO that are validly submitted for redemption and not withdrawn.

“Redemption Price” means the price at which each Public Share may be redeemed. For purposes of calculating the Exchange Ratio pursuant to the Business Combination Agreement, the Redemption Price is subject to a cap of $10.50 per share. No such cap applied to redemptions by Public Shareholders.

“Registrable Securities” means, with respect to the New Registration Rights Agreement, the PubCo Ordinary Shares held by a Holder immediately following the Closing, any PubCo Ordinary Shares that may be acquired upon the exercise, conversion, or redemption of any derivative security held by a Holder immediately following the Closing, any equity securities that are “restricted securities” or held by an “affiliate” (each as defined in Rule 144 under the Securities Act), any of the PubCo Restricted Shares which were granted to Holders, and any other equity security issued in a share dividend, share split, or similar transaction.

“Representatives” means, collectively, Cohen and Seaport.

“Second Merger” means the merger of Merger Sub with and into GOWell, as a result of which the separate corporate existence of Merger Sub ceased and GOWell continued as the surviving company and a wholly-owned direct subsidiary of PubCo.

x

“Second Merger Effective Time” means the effective time of the Second Merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Shelf Registration Statement” means a shelf registration statement on Form F-1.

“Signing PIPE Securities” means the Company Preferred Shares and Company Warrants purchased by the New Sponsor from GOWell pursuant to the Signing PIPE Subscription Agreement.

“Signing PIPE Subscription Agreement” means the subscription agreement, dated October 13, 2025, by and between GOWell and the New Sponsor.

“SPAC” means Inflection Point Acquisition Corp. V, a Cayman Islands exempted company.

“SPAC Board” means the board of directors of SPAC.

“SPAC Class A Share” means a Class A ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Class B Conversion” means the automatic conversion of each SPAC Class B Share that is issued and outstanding into one SPAC Class A Share.

“SPAC Class B Share” means a Class B ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Right” means a right of SPAC, entitling the holder to one-fifth of one SPAC Class A Share upon the completion of SPAC’s initial business combination.

“SPAC Ordinary Shares” means, collectively, the SPAC Class A Shares and SPAC Class B Shares.

“SPAC Unit” means a unit of SPAC, which consists of one SPAC Class A Share and one SPAC Right.

“Sponsors” means, collectively, the Prior Sponsor and New Sponsor.

“Subscription Agreements” means, collectively, the Signing PIPE Subscription Agreement and Closing PIPE Subscription Agreement.

“Trust Account” means the trust account established in connection with the IPO.

“Unit Separation” means the separation of the SPAC Units into SPAC Class A Shares and SPAC Rights.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the completion of the Transactions is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of PubCo is 1 Bulim Lane 2 #04-51/54, Singapore 648110.

B. Advisers

Hunter Taubman Fischer & Li LLC acts as U.S. securities counsel for PubCo.

Ogier (Cayman) LLP acts as counsel for PubCo with respect to matters relating to Cayman Islands law.

C. Auditors

Marcum Asia CPAs LLP, located in New York, New York, has acted as PubCo’s independent registered public accounting firm from PubCo’s inception in 2025 through the consummation of the Transactions and serves as PubCo’s independent registered public accounting firm after the consummation of the Transactions. Marcum Asia CPAs LLP is registered with the Public Company Accounting Oversight Board (United States).

Marcum Asia CPAs LLP, located in New York, New York, has acted as GOWell Technology Limited’s independent registered public accounting firm from 2022 through the consummation of the Transactions. Marcum Asia CPAs LLP is registered with the Public Company Accounting Oversight Board (United States).

Bush & Associates CPA LLC, located in Las Vegas, Nevada, has acted as Inflection Point’s independent registered public accounting firm from 2024 through the consummation of the Transactions. Bush & Associates CPA LLC is registered with the Public Company Accounting Oversight Board (United States).

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth, in accordance with IFRS as issued by the IASB, our consolidated capitalization and indebtedness on an unaudited pro forma combined basis as of December 31, 2025, after giving effect to the Business Combination.

Pro Forma Combined
Cash and cash equivalents (1)	45,673,642
Total liabilities (2)	106,916,265
Total shareholders' equity (3)	14,612,521
Total capitalization (4)	121,528,786

(1)	Cash and cash equivalents reflect the consummation of the Business Combination, including the release of trust account proceeds, payment of transaction costs, settlement of deferred underwriting commissions, repayment of sponsor indebtedness and receipt of PIPE financing proceeds.
(2)	Total liabilities include, among other items, redeemable preference shares of approximately $61.0 million, derivative liabilities of approximately $11.0 million and an earnout liability of approximately $16.8 million recognized in connection with the Business Combination and related financing transactions.
(3)	Total shareholders' equity reflects the pro forma impact of the Business Combination, including the issuance of ordinary shares, reclassification of SPAC equity balances and transaction accounting adjustments.
(4)	Total capitalization represents total liabilities and total shareholders' equity on an unaudited pro forma combined basis as of December 31, 2025.

For more information, see the unaudited pro forma condensed combined financial information of PubCo contained in Exhibit 15.1 to this Report.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of PubCo are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and are incorporated herein by reference. The risk factors in the Proxy Statement/Prospectus speak as of its date and describe the Business Combination as a future event. They should be read together with the “Explanatory Note” to this Report, which describes the terms on which the Business Combination was completed.

Item 4. Information ABOUT GOWell Energy Technology

A. History and Development of GOWell Energy Technology

GOWell Energy Technology, or “PubCo” is a Cayman Islands exempted company incorporated on October 8, 2025. PubCo was formed for the sole purpose of entering into and consummating the Transactions. The principal executive office of PubCo is 1 Bulim Lane 2 #04-51/54, Singapore 648110, and the telephone number of PubCo is (713) 909-2555.

See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain additional information about PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference. The material terms of the Transactions are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal,” which is incorporated herein by reference.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. However, since March 18, 2026, the directors and officers of PubCo have been required under the Holding Foreign Insiders Accountable Act to file reports under Section 16(a) of the Exchange Act. PubCo’s beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act are not required to file such reports. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

The website address of PubCo is www.gowell.energy. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the completion of the Transactions, PubCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the Closing of the Transactions, PubCo became the direct parent of GOWell Technology Limited, through which PubCo conducts substantially all of its business and holds substantially all of its assets. PubCo is a global provider of integrated wireline logging technology and solutions focused on advancing well evaluation, integrity and performance. PubCo serves the full energy spectrum, including oil and gas, geothermal, underground storage, and carbon sequestration, across the entire asset lifecycle. As an integrated developer, manufacturer, and service provider, PubCo delivers equipment, logging data interpretation, and repair and maintenance services for formation evaluation, well integrity, and production analysis.

Information regarding the business of PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the Closing of the Transactions, PubCo became the direct parent of GOWell Technology Limited and its subsidiaries. The following chart shows PubCo’s organizational structure immediately following the Closing:

The organizational chart in the Proxy Statement/Prospectus under “Information About the Company” shows the structure before the Closing and is not incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of PubCo, including those of its subsidiaries, and information regarding capital expenditures for any such facilities is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company—Manufacturing and Production”, “—Research and Development Capabilities” and “—Properties and Facilities” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, GOWell Technology Limited.

The discussion and analysis of the financial condition and results of operations of PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference. The discussion in the Proxy Statement/Prospectus describes GOWell’s results and liquidity before the Closing.

The following discussion supplements the discussion in the Proxy Statement/Prospectus to reflect PubCo’s liquidity and capital resources following the Closing. The amounts below are unaudited and have been derived from PubCo’s books and records.

In connection with the Closing, PubCo received net proceeds of approximately $39.9 million, consisting of (i) approximately $1.0 million released from the Trust Account, after payment of approximately $11.2 million to holders of 1,055,858 SPAC Class A Shares in connection with the Redemptions, and (ii) approximately $50 million of gross proceeds from the Closing PIPE Investment, less (iii) approximately $11.1 million of transaction expenses paid at or in connection with the Closing. The approximately $20 million of proceeds under the Signing PIPE Subscription Agreement was received by GOWell on October 13, 2025 and is reflected in GOWell’s cash position as of December 31, 2025. For so long as the New Sponsor, Alyeska Master Fund, L.P. and their respective affiliates hold at least 20% of the PubCo Preferred Shares in issue on the date of adoption of the PubCo A&R Articles, PubCo may not incur or guarantee any new indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, without the consent of the holders of more than 50% of the PubCo Preferred Shares (which must include the New Sponsor).

The PubCo Preferred Shares carry a fixed cumulative preferential dividend on their Accrued Value, which accrues daily, compounds semi-annually and is payable in two equal instalments on June 30 and December 31 of each year or upon conversion. The PubCo Board may elect to pay each dividend in cash, at a rate of 8% per annum, or in kind by increasing the Accrued Value, at a rate of 10% per annum. PubCo currently expects to pay these dividends in kind. Dividends paid in kind do not require the use of cash but increase the Accrued Value and, as a result, the number of PubCo Ordinary Shares issuable upon conversion and the amount payable on any redemption of the PubCo Preferred Shares.

At any time on or after the fifth anniversary of the adoption of the PubCo A&R Articles, the holders of more than 50% of the PubCo Preferred Shares (which must include the New Sponsor) may require PubCo to offer to redeem all of the PubCo Preferred Shares for cash at 100% of their Accrued Value. Any portion of the redemption price that is not paid within five business days after the redemption date, other than where payment is prohibited by law, accrues interest, payable in cash, at the lesser of 24% per annum and the maximum rate permitted by applicable law. As of the Closing Date, the aggregate Accrued Value of the PubCo Preferred Shares was approximately $84.5 million. PubCo may also redeem all or some of the PubCo Preferred Shares at any time. The redemption price is the greater of (i) a percentage of the Accrued Value, payable in cash, that starts at 150% before the first anniversary of the adoption of the PubCo A&R Articles and declines by ten percentage points each year to 100% after the fifth anniversary and (ii) the as-converted liquidation value, which PubCo may pay in cash, PubCo Ordinary Shares or a combination of both. PubCo may need to refinance or raise additional capital in order to satisfy a redemption of the PubCo Preferred Shares, and there can be no assurance that it will be able to do so on acceptable terms or at all.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the Closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of PubCo, including a summary of the compensation plans, to be administered by the PubCo Board, is included in the Proxy Statement/Prospectus under the sections titled “Management of PubCo After the Business Combination—Compensation of PubCo Executive Officers and Directors” and “Executive and Director Compensation”, which are incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of PubCo is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, GOWell Technology Limited and its subsidiaries.

Information regarding the employees of PubCo is included in the Proxy Statement/Prospectus under the section titled “Information About the Company—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of PubCo’s Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of PubCo’s Ordinary Shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding PubCo Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, PubCo Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated in the table or footnotes below, PubCo believes that all persons named in the table below have sole voting and investment power with respect to all PubCo Ordinary Shares beneficially owned by them. To PubCo’s knowledge, no PubCo Ordinary Shares beneficially owned by any executive officer or director have been pledged as security.

The percentage of PubCo’s Ordinary Shares beneficially owned is computed on the basis of 38,602,261 PubCo Ordinary Shares issued and outstanding on the Closing Date, after giving effect to the Transactions.

Beneficial Owners	Number of PubCo Ordinary Shares	Percentage of all PubCo Ordinary Shares
Directors and Executive Officers(1)
Guillaume Borrel	368,571	1.0%
Adrian Mendoza	—	—%
Mike Reed	—	—%
Kevin Colby	—	—%
Sébastien Roche	—	—%
Xi Zhang(2)	28,571,430	74.0%
Wenhua Liu(2)	28,571,430	74.0%
Kevin Shannon(3)	1,105,312	2.9%
Anna Jones	—	—%
Wendy Hayes	—	—%
Imran Kizilbash	—	—%
All Executive Officers and Directors of PubCo as a Group (11 persons)	30,045,313	77.8%
5% and Greater Shareholders
Hegro Well PTE. Ltd.(2)	28,571,430	74.0%
Inflection Point Fund I, LP(4)	4,117,585	9.9%
Michael Blitzer(5)	3,315,938	8.6%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each officer and director of PubCo is 1 Bulim Lane 2, #04-51/54, Singapore 648110.

(2)	Represents the Company Consideration Shares issued to Hegro in the Business Combination. The Company Consideration Shares are derived by dividing $300,000,000 by the Redemption Price. The Redemption Price was $10.50 (representing the lesser of (a) $10.50 and (b) the per share amount held in the SPAC’s trust account two Business Days prior to the completion of the Business Combination). Accordingly, the number of Company Consideration Shares is 28,571,430 PubCo Ordinary Shares. The Earnout Shares are not included because they are not issuable within 60 days of the Closing Date. The address for Hegro Well PTE. Ltd. or Hegro is 190 Middle Road, #15-01, Fortune Centre, Singapore 188979. Hegro is wholly owned by Xi’an Gewei, an entity controlled by Mr. Xi Zhang. Xi Zhang and Wenhua Liu are both beneficial owners of the shares held of record by Hegro.

(3)	Consists of PubCo Restricted Shares which will vest 150 days following the Closing of the Business Combination, subject to continued service. The business address for Mr. Shannon is 167 Madison Avenue, Suite 205 #1017, New York, NY 10016.

(4)	Consists of, on an as-converted basis, 4,117,585 PubCo Ordinary Shares held by New Sponsor, which consists of 990,000 Founder Shares, 2,147,193 PubCo Ordinary Shares issuable upon conversion of 2,453,935 PubCo Preferred Shares received upon exchange of the 2,352,941 Company Preferred Shares purchased in the Signing PIPE Investment (based on $25,766,318 of Accrued Value which represents the Stated Value plus PIK dividends accrued from October 13, 2025 through September 25, 2026, and using a Redemption Price of $10.50, representing the lesser of (a) $10.50 and (b) the per share amount held in the SPAC’s trust account as of two Business Days prior to the completion of the Business Combination), and 980,392 PubCo Ordinary Shares issuable upon the cash exercise of the 980,392 PubCo Warrants following their exchange for the Company Warrants purchased in the Signing PIPE Investment. The Earnout Shares are not included because they are not issuable within 60 days of the Closing Date. The New Sponsor has elected to be subject to a 9.9% beneficial ownership limitation pursuant to the terms of the PubCo A&R Articles. Inflection Point Fund I LP, the New Sponsor, is the record holder of such shares. Inflection Point Asset Management LLC and Inflection Point GP I LLC are the investment manager and general partner, respectively, of New Sponsor. Voting and dispositive power over securities beneficially owned by New Sponsor are vested in an investment committee of three members, including Michael Blitzer, the SPAC’s Chief Executive Officer and Chairman of the SPAC’s Board through the Closing of the Business Combination, Kevin Shannon, the SPAC’s Chief Operating Officer through the Closing of the Business Combination and a director of PubCo following the Closing of the Business Combination, and a third individual who does not have, and has not had during the past three years, any relationship with SPAC, PubCo, the Company or any of its or their predecessors or affiliates. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. The business address of the New Sponsor is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.

(5)	Consists of 3,315,938 PubCo Restricted Shares. The vesting terms are described under “Explanatory Note—PubCo Restricted Shares.” Mr. Blitzer was the SPAC's Chief Executive Officer and Chairman of the SPAC's board through the Closing of the Business Combination. Mr. Blitzer's business address is: 1680 Michigan Ave, Suite 700, #1016, Miami Beach, FL 33139.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions” (including the subsections titled “GOWell” and “SPAC”) and is incorporated herein by reference. See also “Explanatory Note” in this Report for the PIPE Investments, the Earnout Shares, the PubCo Restricted Shares and the New Registration Rights Agreement, in which the New Sponsor and certain former officers and directors of SPAC are interested.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, GOWell Technology Limited and its subsidiaries. As of the date of this Report, neither PubCo nor any of its subsidiaries is currently a party to any legal or arbitration proceedings that PubCo believes are likely to have, or have had in the recent past, a significant effect on PubCo’s financial position or profitability. Information regarding PubCo’s dividend policy is included in the Proxy Statement/Prospectus under the section titled “Price Range of Securities and Dividends—PubCo— Dividend Policy.”

B. Significant Changes

A discussion of significant changes since December 31, 2025, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2025.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of PubCo Ordinary Shares

PubCo’s Ordinary Shares are listed on Nasdaq under the symbol “GOW.” Holders of PubCo Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the PubCo Ordinary Shares will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo Ordinary Shares could be delisted from Nasdaq. A delisting of the PubCo Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the PubCo Ordinary Shares held by the GOWell Shareholder is included in the Proxy Statement/Prospectus under the sections titled “Ancillary Documents—Lock-Up Agreements” and “Shares Eligible for Future Sale—Lock-Up Agreements” and is incorporated herein by reference, except that the lock-up arrangements described in those sections for the Sponsors, Representatives and Insiders were terminated and do not apply. See “Explanatory Note—SPAC Lock-Up Agreement.”

B. Plan of Distribution

Not applicable.

C. Markets

PubCo’s Ordinary Shares are listed on Nasdaq under the symbol “GOW.” There can be no assurance that the PubCo Ordinary Shares will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo Ordinary Shares could be delisted from Nasdaq. A delisting of the PubCo Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

We are authorized to issue US$50,000 divided into 450,000,000 PubCo Ordinary Shares of US$0.0001 par value each and 50,000,000 PubCo Preferred Shares of US$0.0001 par value each.

As of September 25, 2026, subsequent to the Closing of the Transactions, there were 38,602,261 PubCo Ordinary Shares and 8,056,176 PubCo Preferred Shares outstanding. Additionally, there were PubCo Warrants outstanding and exercisable for up to 3,431,372 PubCo Ordinary Shares, each warrant entitling the holder to purchase one PubCo Ordinary Share at an initial exercise price of $12.00 per PubCo Ordinary Share, subject to equitable adjustment and the same anti-dilution adjustments as the PubCo Preferred Shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

B. Memorandum of Association and Articles of Association

Information regarding certain material provisions of the Memorandum of Association and Articles of Association of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement”, “Ancillary Documents”, “Information About the Company – Equipment Sales and Equipment Leases” and “—Our Suppliers and Partners – Aramco Partnership”, which are incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of PubCo Ordinary Shares, PubCo Preferred Shares and PubCo Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has not paid any cash dividends on its equity securities to date. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of PubCo. The payment of any cash dividends will be within the discretion of the PubCo Board. It is currently not expected that the PubCo Board will declare any dividends in the foreseeable future. Further, the ability of PubCo to declare dividends may be limited by the terms of financing or other agreements entered into by PubCo or its subsidiaries from time to time. The PubCo Preferred Shares accrue dividends at the rate of 10% per annum of the Accrued Value (if paid in kind) or 8% per annum of the Accrued Value (if paid in cash), compounding semi-annually, as described in the “Explanatory Note” to this Report.

G. Statement by Experts

The consolidated financial statements of GOWell Technology Limited and its subsidiaries as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, and the related notes, have been incorporated by reference herein in reliance upon the report of Marcum Asia CPAs LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of GOWell Energy Technology as of December 31, 2025, and for the period from October 8, 2025 (inception) to December 31, 2025 and the related notes have been incorporated by reference herein in reliance upon the report of Marcum Asia CPAs LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Inflection Point as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from May 31, 2024 (inception) through December 31, 2024, and the related notes, have been audited by Bush & Associates CPA LLC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

Documents concerning PubCo referred to in this Report may be inspected at the principal executive offices of PubCo at 1 Bulim Lane 2 #04-51/54, Singapore 648110.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic public companies. For example, PubCo will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers and directors will be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. However, since March 18, 2026, the directors and officers of PubCo have been required under the Holding Foreign Insiders Accountable Act to file reports under Section 16(a) of the Exchange Act. PubCo’s beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act are not required to file such reports.

However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, GOWell Technology Limited and its subsidiaries. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risks” and is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Information pertaining to PubCo Warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities—PubCo Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The unaudited pro forma condensed combined financial information of PubCo contained in Exhibit 15.1 to this Report is incorporated herein by reference.

The audited financial statements of Inflection Point are incorporated by reference to pages F-2–F-19 in the Form F-4. The unaudited interim financial statements of Inflection Point as of and for the six months ended June 30, 2026 are incorporated by reference to Exhibit 99.1 to this Report.

The audited consolidated financial statements of GOWell Technology Limited are incorporated by reference to pages F-39–F-86 in the Form F-4.

The audited financial statements of GOWell Energy Technology are incorporated by reference to pages F-87–F-99 in the Form F-4.

Item 19. Exhibits

Exhibit No.	Exhibit
1.1	Certificate of Incorporation of PubCo (incorporated herein by reference to Exhibit 3.2 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
1.2*	Amended and Restated Memorandum and Articles of Association of PubCo
2.1	Specimen of PubCo Ordinary Shares (incorporated herein by reference to Exhibit 4.5 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.1†	Business Combination Agreement, dated as of October 13, 2025, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.), GOWell Technology Limited, IPCV Merger Sub Limited and GOWell Energy Technology (incorporated herein by reference to Exhibit 2.1 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.2	Amendment to Business Combination Agreement, dated as of December 22, 2025, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.) and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.2 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.3†	Amendment to Business Combination Agreement, dated as of July 13, 2026, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.) and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.3 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.4	Amendment to Business Combination Agreement, dated as of August 31, 2026, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.) and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.1 filed with Inflection Point Acquisition Corp. V’s Form 8-K filed by Inflection Point Acquisition Corp. V on August 31, 2026).
4.5	Amended and Restated Letter Agreement, dated September 9, 2025, by and among Maywood Acquisition Corp., Maywood Sponsor LLC, Inflection Point Fund I LP, and each of Maywood Acquisition Corp.’s current and former directors and officers (incorporated herein by reference to Exhibit 10.4 to Maywood Acquisition Corp.’s Current Report on Form 8-K (File No. 001-42518), filed with the SEC on September 12, 2025).
4.6	Amendment to Amended and Restated Letter Agreement, dated as of August 31, 2026, by and among Inflection Point Acquisition Corp. V, Maywood Sponsor LLC, Inflection Point Fund I, LP, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 filed with Inflection Point Acquisition Corp. V’s Form 8-K filed by Inflection Point Acquisition Corp. V on August 31, 2026).
4.7	Indemnification Agreement, dated as of September 9, 2025, by and between Maywood Acquisition Corp. and Inflection Point Fund I LP (incorporated herein by reference to Exhibit 10.1 to Maywood Acquisition Corp.’s Current Report on Form 8-K (File No. 001-42518), filed with the SEC on September 12, 2025).
4.8*	Form of Indemnification Agreement between GOWell Energy Technology and each of its directors and executive officers.
4.9	SPAC Holders Support Agreement, dated as of October 13, 2025, by and among Maywood Acquisition Corp., Inflection Point Fund I, LP, Maywood Sponsor, LLC, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, Seaport Global Securities LLC, GOWell Technology Limited and GOWell Energy Technology (incorporated herein by reference to Exhibit 10.2 to Maywood Acquisition Corp.’s Current Report on Form 8-K (File No. 001-42518), filed with the SEC on October 14, 2025).
4.10	Amendment to SPAC Holders Support Agreement, dated as of August 31, 2026, by and among Inflection Point Acquisition Corp. V, Inflection Point Fund I, LP, Maywood Sponsor, LLC, and the other parties thereto (incorporated herein by reference to Exhibit 10.1 filed with Inflection Point Acquisition Corp. V’s Form 8-K filed by Inflection Point Acquisition Corp. V on August 31, 2026).
4.11	Company Support Agreement, dated as of October 13, 2025, by and among GOWell Technology Limited, Maywood Acquisition Corp., GOWell Energy Technology and Hegro Well PTE. Ltd. (incorporated herein by reference to Exhibit 10.8 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).

4.12*	Company Lock-Up Agreement, dated as of September 25, 2026, between GOWell Energy Technology and Hegro Well PTE. Ltd.
4.13	New Registration Rights Agreement, dated as of September 25, 2026, between GOWell Energy Technology and the holders party thereto (incorporated herein by reference to Exhibit 10.1 filed with Inflection Point Acquisition Corp. V’s Form 8-K filed by Inflection Point Acquisition Corp. V on September 25, 2026).
4.14	Form of Pre-Funded PIPE Subscription Agreement (incorporated herein by reference to Exhibit 10.13 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.15	Form of Closing PIPE Subscription Agreement (incorporated herein by reference to Exhibit 10.14 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.16*	PubCo 2026 Equity Incentive Plan
4.17	Form of Employment Agreement between PubCo and PubCo’s executive officers (incorporated herein by reference to Exhibit 10.16 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.18	Form of Warrant issued to each Series A Investor (incorporated herein by reference to Exhibit 4.6 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.19*	Form of Restricted Share Grant Agreement between GOWell Technology Limited and each of Michael Blitzer, Kevin Shannon, William Denkin, Steven Tannenbaum and Carolyn Trabuco.
4.20*	Assignment and Assumption Agreement, dated as of September 25, 2026, by and between GOWell Technology Limited and GOWell Energy Technology, relating to the Restricted Share Grant Agreements.
4.21††	Purchase Agreement, dated January 8, 2025, by and between TurkmenGas and GOWell Oilfield Technology FZE (UAE) (incorporated herein by reference to Exhibit 10.17 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.22††	Global Agreement for Purchase of Rental and Services, dated September 1, 2021, by and between Schlumberger Technology Corporation and Schlumberger Canada Ltd., and Xi’an Gewei Petroleum Equipment Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.23††	Joint Research Agreements, dated July 18, 2018, by and between Aramco Services Company and GOWell International, LLC (incorporated herein by reference to Exhibit 10.19 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on August 10, 2026).
4.24††	Joint Research Agreements, dated April 11, 2022, by and between Aramco Services Company and GOWell International, LLC (incorporated herein by reference to Exhibit 10.20 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on August 10, 2026).
4.25††	Representation Agreement, dated December 16, 2025, by and between GOWell Oilfield Technology FZE and USA Denimex Inc. (incorporated herein by reference to Exhibit 10.21 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
4.26††	Supply Contract, dated June 15, 2026, by and between USA Denimex Inc. and Ukrgasvydobuvannya (incorporated herein by reference to Exhibit 10.22 to GOWell Energy Technology’s Registration Statement on Form F-4/A (File No. 333-294547), filed with the SEC on July 21, 2026).
8.1*	List of Subsidiaries of GOWell Energy Technology.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of GOWell Energy Technology
15.2*	Consent of Bush & Associates CPA LLC.
15.3*	Consent of Marcum Asia CPAs LLP (GOWell Technology Limited).
15.4*	Consent of Marcum Asia CPAs LLP (GOWell Energy Technology).
99.1*	Unaudited Condensed Financial Statements of Inflection Point Acquisition Corp. V as of and for the Six Months Ended June 30, 2026

(*)	Filed herewith

(†)	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

(††)	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GOWell Energy Technology

Date: September 30, 2026	By:	/s/ Mike Reed
	Name:	Mike Reed
	Title:	Chief Financial Officer